Mail Stop 3561

October 2, 2006

George Zimmer
Chief Executive Officer
Men's Wearhouse, Inc.
5803 Glenmont Drive
Houston, TX 77081-1701

> **Re:** **Men's Wearhouse, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 1-16097**
> **Form 10-Q for Three Months Ended April 29, 2006**
> **Filed June 8, 2006**
> **File No. 1-16097**
> **Form 10-Q for Three Months Ended July 29, 2006**
> **Filed September 7, 2006**
> **File No. 1-16097**

Dear Mr. Zimmer:

We have reviewed your response dated September 13, 2006 to our comment letter dated August 30, 2006 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 37

1. Summary of Significant Accounting Policies, page 37

Segment Information, page 40

1. We note your response to comment one in our letter dated August 30, 2006. In your response you note that the financial information you provided to us is not used as a measure of operating profitability because certain costs are not properly matched to each brand. However, on page 17 of your letter to the staff dated June 20, 2006, you indicate that EBIT is the primary metric by which the Company's chief operating decision maker (CODM) assesses performance and allocates resources. Please reconcile the apparent discrepancy in your responses.

2. We note your response to comment one in our letter dated August 30, 2006. In the internal reports that you provided to us, we note that there was a measure titled gross margin before occupancy costs. Tell us how your CODM uses this measure. In general, if a measure is included in a report to the CODM we would presume that the measure is used by the CODM.

3. We note your response to comment one in our letter dated August 30, 2006. We note your statement that the CODM is not concerned by the overstatements/ understatements that may occur in the preparation of EBIT by brand. Given that the overstatements/understatements are not of concern to the CODM tell us in more detail why you believe that they should be a concern to financial statement users such that it would preclude the presentation of EBIT by brand.

4. Please tell us which specific expense line items included in the internal reports you have provided to us include expenses that you do not believe have been properly matched to the appropriate brand. Tell us why you do not believe it is practicable to segregate these costs and report them as unallocated costs in arriving at a measure of operating profit or loss.

5. We note that paragraph 29 of SFAS 131 requires that amounts allocated to segment profit or loss shall be allocated on a reasonable basis. Clarify whether you are asserting that the EBIT measure included in your internal reports fail to satisfy the requirements of paragraph 29 of SFAS 131.

6. We note your response to comment three in our letter dated August 30, 2006. Read literally, reportable revenue for products and services, within the context of SFAS No. 131, is based on financial information used to produce the general purpose financial statements. It is not the general ledger. Your response reveals

you maintain financial information for products and services at the SKU level. Further, you disclose that you offer "major categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories." We refer you to page one of Form 10-K. Please revise your annual Form 10-K for Fiscal Year Ended January 28, 2006 and your subsequent interim filings to provide revenue by products and services, as required by this Statement.

7. In your amended filings please disclose that the previously issued financial statements have been restated and describe the nature of the error. See paragraph 37 of APB No. 20 and paragraph 26 of SFAS No 154, as applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief